                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2011
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release ("Press
Release") issued by G. Willi-Food International Ltd. ("Registrant") on March 21,
2011.

The financial tables attached to the Press Release are hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and
333-138200) of the Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated: March 31, 2011
                                          By: /s/ Baruch Shusel
                                          ---------------------
                                          Name: Baruch Shusel
                                          Title: Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

             G. WILLI-FOOD REPORTS NET INCOME OF US$ 2.3 MILLION FOR
                              FOURTH QUARTER 2010

                     2010 Q4 SALES 14.2% OVER 2009 Q4 SALES;
         2010 Q4 OPERATING INCOME UP 28.7% OVER 2009 Q4 OPERATING INCOME

YAVNE, ISRAEL - MARCH 21, 2011 -- G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "COMPANY" or "WILLI-FOOD"), a global company specializing in the development, manufacturing, marketing and international distribution of kosher foods, today announced its audited financial results for the fourth quarter and the fiscal year ending December 31, 2010.

FOURTH QUARTER FISCAL 2010 HIGHLIGHTS

o    Sales increased 14.2% over fourth quarter of 2009 to NIS 91.1 million (US$
     25.7 million)

o    Gross profit of NIS 25.4 million (US$ 7.1 million), or 27.9% of sales

o    Operating income increased 28.7% over fourth quarter of 2009 to NIS 7.9 million (US$ 2.2 million), or 8.7% of sales

o    Income from continuing operations increased 26.1% over fourth quarter of
     2009 to NIS 8.1 million (US$ 2.3 million), or 8.9% of sales

o    Net income increased 1.2% over fourth quarter of 2009 to NIS 8.1 million
     (US$ 2.3 million), or 8.9% of sales

o    Cash and securities balance of NIS 181.5 million (US$ 51.1 million) as of
     December 31, 2010

YEAR END FISCAL 2010 HIGHLIGHTS

o    Sales increased 14.8% year-over-year to NIS 348.4 million (US$ 98.2 million), the highest annual sales in the history of the Company

o    Gross profit for 2010 increased 20.1% year-over-year to NIS 100.8 million
     (US$ 28.4 million)

o    Gross margin improved to 28.9% compared to 27.6% in 2009, the highest annual gross margin in the history of the Company

o    Non-GAAP operating income increased 20.2% year-over-year to NIS 33.6 million (US$ 9.5 million), or 9.6% of sales

o    Non-GAAP income from continuing operations increased 20.4% year-over-year to NIS 29.3 million (US$ 8.3 million), or 8.4% of sales

o    Non-GAAP net income increased 14.7% year-over-year to NIS 30.2 million (US$
     8.5 million), or 8.7% of sales

Willi-Food's operating divisions include Willi-Food, a distributor of a broad variety of kosher foods; its wholly owned Gold Frost - a designer, developer and distributor of branded kosher dairy food products, and Shamir Salads - an
Israeli distributor and manufacturer of Mediterranean style salads.

FOURTH QUARTER FISCAL 2010 SUMMARY

Sales for the fourth quarter of 2010 increased by 14.2% to NIS 91.1 million (US$
25.7 million) compared to sales of NIS 79.8 million (US$ 22.5 million) in the fourth quarter of 2009. The growth in sales in the fourth quarter was primarily due to the introduction of new products and the impact of a national media campaign that increased awareness of the Willi-Food brand throughout Israel and increased sales and promotional activities.

Gross profit for the fourth quarter of 2010 increased by 4.8% to NIS 25.4 million (US$ 7.1 million) compared to gross profit of NIS 24.2 million (US$ 6.8 million) in the fourth quarter of 2009. Fourth quarter gross margin was 27.9%
compared to gross margin of 30.3% for the same period in 2009. The Company is mitigating the effects of worldwide inflation in agricultural commodities and dairy products by working closely with suppliers to anticipate adverse price trends, building inventory accordingly and raising prices to its customers.

Willi-Food's operating income for the fourth quarter of 2010 increased 28.7% to
NIS 7.9 million (US$ 2.2 million) over the fourth quarter of 2009. Selling expenses decreased by 2.3% from the comparable quarter of 2009. Selling expenses as a percentage of sales decreased in the fourth quarter of 2010 to 13.5%
compared to 15.7% in the fourth quarter of 2009 primarily due to aggressive expense reduction initiatives. General and administrative expenses decreased by
5.7% from the comparable quarter of 2009. General and administrative expenses as a percentage of sales decreased in the fourth quarter of 2010 to 5.7% from 6.9%
in the fourth quarter of 2009.

Willi-Food's income before taxes for the fourth quarter of 2010 increased 42.0%
to NIS 9.8 million (US$ 2.8 million) over the fourth quarter of 2009. Income from continuing operations for the fourth quarter of 2010 increased 26.1% to NIS
8.1 million (US$ 2.3 million) over the fourth quarter of 2009.

Willi-Food's net income in the fourth quarter of 2010 increased 1.2% to NIS 8.1 million (US$ 2.3 million) from NIS 8.0 million (US$ (2.2 million) recorded in the fourth quarter of 2009. Willi-Food's net income related to Company
Shareholders in the fourth quarter of 2010 was NIS 7.4 million (US$ 2.1 million), or NIS 0.55 (US$ 0.15) per share, compared to NIS 7.8 million (US$ 2.2 million), or NIS 0.76 (US$ 0.21) per share, recorded in the fourth quarter of
2009.

Willi-Food generated NIS 4.7 million (US $1.3 million), or NIS 0.35 (US $0.10)
per share from continuing operating activities in the fourth quarter of 2010 compared to net cash used in continuing operating activities of NIS 9.3 million
(US$ 2.6 million), or NIS 0.72 (US$ 0.20) per share, recorded in the fourth quarter of 2009.

Willi-Food ended the fourth quarter of 2010 with NIS 181.5 million in cash and securities (US$ 51.1 million) and NIS 2.9 million (US$ 0.8 million) in short-term debt (51% of the debt of Shamir Salads). Willi-Food's shareholders'
equity at the end of 2010 was NIS 306.9 million (US$ 86.5 million).

FISCAL 2010 SUMMARY

Sales for fiscal 2010 increased 14.8% to NIS 348.4 million (US$ 98.2 million)
compared to sales of NIS 303.5 million (US$ 85.5 million) in fiscal 2009. Gross profit for fiscal 2009 increased by 20.1% to NIS 100.8 million (US$ 28.4 million) compared to gross profit of NIS 83.9 million (US$ 23.6 million) in fiscal 2009. Gross margin in 2009 improved to 28.9% compared to gross margin of
27.6% in 2009 - the highest annual gross margin in the history of Willi-Food.

All following non-GAAP calculations exclude an unrealized one-time capital gain resulting from the completion of a tender offer for Gold Frost's shares that was recorded as "Other income" in the third quarter of 2009 in the amount of NIS 5.2 million (US$ 1.5 million) (the "CAPITAL GAIN"). Non-GAAP operating income for fiscal 2010 increased 20.2% to NIS 33.6 million (US$ 9.5 million) over fiscal
2009. On a GAAP basis (without excluding the Capital Gain), operating income for fiscal 2010 increased 1.2% from NIS 33.2 million (US$ 9.3 million) recorded in fiscal 2009.

Non-GAAP net income for fiscal 2010 increased 14.7% to NIS 30.2 million (US$ 8.5 million) over fiscal 2009. Non-GAAP net income attributable to Company
Shareholders for fiscal 2010 increased 11.9% to NIS 28.2 million (US$ 7.9 million), or NIS 2.2 (US$ 0.62) per share, compared to NIS 25.1 million (US$ 7.1 million), or NIS 2.4 (US$ 0.69) per share, recorded in fiscal 2009.

On a GAAP basis, net income fiscal 2010 decreased 4.3% from NIS 31.5 million
(US$ 8.9 million) recorded in fiscal 2009. GAAP net income attributable to
Company Shareholders for fiscal 2010 decreased 7.4% from NIS 30.4 million (US$
8.6 million), or NIS 3.0 (US$ 0.83) per share, recorded in fiscal 2009.

OUTLOOK

Mr. Zwi Williger, President and COO of Willi-Food commented: "Fiscal 2010 was a very strong year for Willi Food. For six consecutive quarters, we have grown sales and gross profits while controlling SG&A expense growth. Fourth quarter operating income grew nearly 30%, despite the well-known pressures in commodity costs being felt around the world. Throughout 2010 we introduced great-tasting, higher margin food products, which we develop together with our suppliers. For instance, we recently introduced two new lines of kosher Swiss premium products:
our `KAMBLY' fine biscuit and cookie products, and a new line of fine chocolate bar products. These lines build upon categories that we introduced only a few months ago, such as `GELATO' kosher Italian ice-cream products, and other chilled desserts.

"Looking forward, we are confident that we can deliver sales and profit growth in 2011. We believe that momentum will continue to build in recently introduced products, and several new product line introductions can further boost sales.
The first quarter of 2011 is off to a good start, and the shift of Passover to the second quarter will help drive sales in that period. We are understandably cautious regarding ongoing global commodity price inflation, but are well-positioned to limit any impacts. We will sustain our flexible purchasing strategy, and are highly focused on reducing production costs and SG&A expenses."

"We believe that we can continue to benefit from a multi-channel approach and broad kosher product base that addresses a trend toward more health-conscious food choices. We intend to expand our reach to retail and wholesale markets in the U.S., and have previously discussed the potential for a distribution acquisition in the United States. In addition, several other strategic options are under active evaluation."

CONFERENCE CALL

The Company will host a conference call to discuss results on Monday, March 21,
2011 at 11:00 AM Eastern time. Interested parties may participate in the conference call by dialing 1-877-941-2321 (US), or 1-480-629-9714
(International), approximately 10 minutes prior to the scheduled start time.
Interested parties can also listen via a live Internet webcast, which will be available on the day of the call through the following link:

http://viavid.net/dce.aspx?sid=000082ce

A replay of the conference call will be available for 14 days from 2:00 PM EST on March 21, 2011 through 11:59 PM EST on April 4, 2011 by dialing
1-877-870-5176 (US), or 1-858-384-5517 (International), access code 4423592. In addition, a recording of the call will be available via the the link shown above for one year.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on December 31, 2010, U.S. $1.00 equals
NIS 3.549. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company's consolidated financial results for the three-month and fiscal year ended December 31, 2010 are presented in accordance with International Financial
Reporting Standards ("IFRS").

NOTE C: DISCONTINUED OPERATIONS

Discontinued operations are measured and presented in accordance with the provisions of IFRS 5 "Non-current Assets Held for Sale and Discontinued
Operations".

The results of discontinued operations are presented in the income statement in a separate item below income from continuing operations. The comparative income
(loss) from discontinued operations has been re-casted to include those operations classified as discontinued in the current period.

NOTE D: USE OF NON-GAAP MEASURES

This press release provides financial measures for operating income, income from continuing operations, net income, net income attributable to Company
Shareholders and basic earnings per share, which exclude an unrealized one-time capital gain resulting from the completion of a tender offer for Gold Frost's shares that was recorded as "Other income" in the third quarter of 2009 in the amount of NIS 5.4 million (US$ 1.5 million) and is therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the performance of the Company because it reflects the operational results and enhances management's and investors' ability to evaluate the Company's operating margin and income, income from continuing operations, net income, net income attributable to Company Shareholders and basic earnings per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both
GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

--------------------------------------------------------------------------------

GAAP SEGMENT RESULTS FOR FISCAL 2010 AND 2009 (IN NIS THOUSANDS):

                                                           % OF                               % OF
                                           2010            SALES              2009             SALES
                                        ----------       ----------        ----------       ----------

OPERATING EXPENSES                          67,218             19.3%           50,719             16.7%
                                        ----------       ----------        ----------       ----------
OPERATING INCOME                            33,568              9.6%           33,172             10.9%
INCOME BEFORE TAXES ON INCOME               37,810             10.9%           34,643             11.4%
INCOME FROM CONTINUING OPERATIONS           29,327              8.4%           29,600              9.8%
NET INCOME                                  30,157              8.7%           31,528             10.4%

   ATTRIBUTE TO:
OWNERS OF THE COMPANY                       28,177              8.1%           30,436             10.0%
NON-CONTROLLING INTEREST                     1,980              0.6%            1,092              0.4%
   EARNINGS PER SHARE:
BASIC EARNINGS PER SHARE                      2.18                               2.96

--------------------------------------------------------------------------------

NON-GAAP SEGMENT RESULTS FOR FISCAL 2010 AND 2009 (IN NIS THOUSANDS):

                                                           % OF                               % OF
                                           2010            SALES              2009             SALES
                                        ----------       ----------        ----------       ----------

OPERATING EXPENSES                          67,218             19.3%           55,964             18.4%
                                        ----------       ----------        ----------       ----------
OPERATING INCOME                            33,568              9.6%           27,927              9.2%
INCOME BEFORE TAXES ON INCOME               37,810             10.9%           29,398              9.7%
INCOME FROM CONTINUING OPERATIONS           29,327              8.4%           24,355              8.0%
NET INCOME                                  30,157              8.7%           26,283              8.7%

   ATTRIBUTE TO:
OWNERS OF THE COMPANY                       28,177              8.1%           25,191              8.3%
NON-CONTROLLING INTEREST                     1,980              0.6%            1,092              0.4%
   EARNINGS PER SHARE:
BASIC EARNINGS PER SHARE                      2.18                               2.44

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (HTTP://WWW.WILLI-FOOD.CO.IL) is an
Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, manufacture, marketing and distribution of over 1,000 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in
Israel; Gold Frost, a wholly owned subsidiary which designs, develops and distributes branded kosher, dairy-food products; and Shamir Salads, an Israeli manufacturer and distributor of a broad line of over 400 Mediterranean-style chilled salads.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED SALES, OPERATING RESULTS,
AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS,
UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS OF
ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE
RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED IN
THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS INCLUDE BUT ARE
NOT LIMITED TO: MONETARY RISKS INCLUDING CHANGES IN CURRENCY EXCHANGE RATES-
ESPECIALLY THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR
MAJOR CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASE OR DECREASE IN
GLOBAL PURCHASE PRICES OF FOOD PRODUCTS, INCREASING LEVELS OF COMPETITION IN
ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN ECONOMIC CONDITIONS
IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN THE COMPANY'S CORE
MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF OUR PRODUCTS, OUR
INABILITY TO SUCCESSFULLY INTEGRATE OUR RECENT ACQUISITIONS, INSURANCE COVERAGE
NOT SUFFICIENT ENOUGH TO COVER LOSSES OF PRODUCT LIABILITY CLAIMS AND RISKS
ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT GUARANTEE FUTURE RESULTS,
LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE MATTERS DISCUSSED IN THIS
PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES SUMMARIZED UNDER THE HEADING
"RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED
DECEMBER 31, 2009, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28,
2010. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE FILING OF REPORTS
AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DO
NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN
THIS PRESS RELEASE.

{FINANCIAL TABLES TO FOLLOW}

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                       DECEMBER 31,
                                                                       --------------------------------------------
                                                                         2 0 1 0         2 0 0 9         2 0 1 0 (*)
                                                                       ----------       ----------       ----------
                                                                                   NIS                   US DOLLARS
                                                                       ---------------------------       ----------
                                                                                      (IN THOUSANDS)
                                                                       --------------------------------------------

      ASSETS

CURRENT ASSETS

  Cash and cash equivalents                                               113,631           87,104           32,018
  Financial assets carried at fair value through profit or loss            67,890           11,356           19,083
  Trade receivables                                                        85,902           77,752           24,202
  Other receivables                                                         2,307            1,990              697
  Inventories                                                              37,614           44,810           10,599
                                                                       ----------       ----------       ----------
    TOTAL CURRENT ASSETS                                                  307,344          223,012           86,599
                                                                       ----------       ----------       ----------

NON-CURRENT ASSETS

  Property, plant and equipment                                            71,350           67,120           20,105
  Less -accumulated depreciation                                           20,512           17,542            5,780
                                                                       ----------       ----------       ----------
                                                                           50,838           49,578           14,325
                                                                       ----------       ----------       ----------

Long term receivables                                                           -              760                -
Prepaid expenses                                                            2,405            2,384              678
Goodwill                                                                    1,936            1,936              546
Intangible assets, net                                                      4,067            4,674            1,146
Deferred taxes                                                                694              375              195
                                                                       ----------       ----------       ----------
    TOTAL NON-CURRENT ASSETS                                               59,940           59,707           16,890
                                                                       ==========       ==========       ==========
TOTAL ASSETS                                                              367,284          282,719          103,489
                                                                       ==========       ==========       ==========

     EQUITY AND LIABILITIES

CURRENT LIABILITIES

  Short-term bank credit                                                    5,780           10,372            1,629
  Trade payables                                                           32,959           49,382            9,285
  Accruals                                                                    268              145               76
  Current tax liabilities                                                   5,910            2,801            1,665
  Other payables and accrued expenses                                      10,326            8,976            2,910
  Employees Benefits                                                        3,057            2,977              862
                                                                       ----------       ----------       ----------
     TOTAL CURRENT LIABILITIES                                             58,300           74,653           16,427
                                                                       ----------       ----------       ----------

NON-CURRENT LIABILITIES

  Long-term bank loans                                                        309               97               87
  Deferred taxes                                                              522              445              147
  Employees Benefits                                                        1,281            1,044              361
                                                                       ----------       ----------       ----------
     TOTAL NON-CURRENT LIABILITIES                                          2,112            1,586              595
                                                                       ----------       ----------       ----------

SHAREHOLDERS' EQUITY
    Share capital NIS 0.10 par value
         (authorized - 50,000,000 shares, issued and outstanding
         - 13,573,679 shares at December 31, 2010; 10,267,893
         shares at December 31, 2009)                                       1,444            1,113              407
Additional paid in capital                                                128,863           59,056           36,310
Capital fund                                                                  247              247               70
Foreign currency translation reserve                                          736              639              207
Retained earnings                                                         170,060          141,883           47,917
Non-controlling interest                                                    5,522            3,542            1,556
                                                                       ----------       ----------       ----------
                                                                          306,872          206,480           86,467
                                                                       ==========       ==========       ==========
TOTAL EQUITY AND LIABILITIES                                              367,284          282,719          103,489
                                                                       ==========       ==========       ==========

(*) Convenience Translation into U.S. Dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------------------
                                                   2 0 1 0          2 0 0 9           2 0 0 8          2 0 1 0 (*)
                                                 ----------        ----------        ----------        ----------
                                                                       NIS                             US DOLLARS
                                                 ----------------------------------------------        ----------
                                                          IN THOUSANDS (EXCEPT PER SHARE AND SHARE DATA)
                                                 ----------------------------------------------------------------

Sales                                               348,358           303,460           289,068            98,156
Cost of sales                                       247,572           219,569           228,839            69,758
                                                 ----------        ----------        ----------        ----------
GROSS PROFIT                                        100,786            83,891            60,229            28,398
                                                 ----------        ----------        ----------        ----------

Selling expenses                                     45,048            35,598            31,800            12,693
General and administrative expenses                  22,217            20,451            16,863             6,260
Other (income) expenses                                 (47)           (5,330)            1,846               (13)
                                                 ----------        ----------        ----------        ----------
Total operating expenses                             67,218            50,719            50,509            18,940
                                                 ==========        ==========        ==========        ==========

OPERATING INCOME                                     33,568            33,172             9,720             9,458

Finance income                                        5,543             2,744            (4,167)            1,562
Finance expense                                       1,301             1,273               673               368
                                                 ----------        ----------        ----------        ----------
Finance income (expense), net                         4,242             1,471            (4,840)            1,194
                                                 ==========        ==========        ==========        ==========

Income before taxes on income                        37,810            34,643             4,880            10,652
Taxes on income                                       8,483             5,043             1,117             2,390
                                                 ----------        ----------        ----------        ----------
INCOME FROM CONTINUING OPERATIONS                    29,327            29,600             3,763             8,262
Income (loss) from discontinued operations              830             1,928            (3,496)              234
                                                 ----------        ----------        ----------        ----------
NET INCOME                                           30,157            31,528               267             8,496
                                                 ==========        ==========        ==========        ==========

ATTRIBUTABLE TO:

Owners of the Company                                28,177            30,436              (786)            7,939
Non-controlling interest                              1,980             1,092             1,053               557
                                                 ----------        ----------        ----------        ----------
NET INCOME                                           30,157            31,528               267             8,496
                                                 ==========        ==========        ==========        ==========

EARNINGS (LOSS) PER SHARE

Basic from continuing operations                       2.12              2.81              0.30              0.60
Basic from discontinued operations                     0.06              0.15             (0.38)             0.02
BASIC EARNINGS (LOSS) PER SHARE                        2.18              2.96             (0.08)             0.62

Diluted from continuing operations                     2.12              2.81              0.30              0.60
Diluted from discontinued operations                   0.06              0.15             (0.38)             0.02
DILUTED EARNINGS (LOSS) PER SHARE                      2.18              2.96             (0.08)             0.62

Shares used in computation of basic EPS          12,876,294        10,267,893        10,267,893        12,876,294
                                                 ==========        ==========        ==========        ==========

Shares used in computation of diluted EPS        12,876,294        10,267,893        10,267,893        12,876,294
                                                 ==========        ==========        ==========        ==========

(*) Convenience translation into U.S. Dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                  CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY
                               (NIS IN THOUSANDS)

                                                                                      FOREIGN
                                                           ADDITIONAL                 CURRENCY                ATTRIBUTABLE     NON-         TOTAL
                                                SHARE         PAID       CAPITAL    TRANSLATION    RETAINED   TO OWNERS OF  CONTROLLING  SHAREHOLDERS'
                                               CAPITAL     IN CAPITAL      FUND       RESERVE      EARNINGS    THE PARENT    INTEREST       EQUITY
                                               --------     --------     --------     --------     --------     --------     --------      --------

BALANCE - JANUARY 1, 2009                         1,113       59,056          247          369      111,447      172,232       13,350       185,582

Profit for the year                                   -            -            -            -       30,436       30,436        1,092        31,528
Currency translation differences                      -            -            -           39            -           39           13            52
                                               --------     --------     --------     --------     --------     --------     --------      --------
TOTAL COMPREHENSIVE INCOME FOR THE YEAR                                                    408      141,883      202,707       14,455       217,162

Purchase of non-controlling interest                  -            -            -            -            -            -       (7,559)       (7,559)
Dividend paid to non-controlling interests            -            -            -            -            -            -         (101)         (101)
Disposal of subsidiary                                -            -            -          231            -          231       (3,253)       (3,022)
                                               --------     --------     --------     --------     --------     --------     --------      --------

BALANCE - DECEMBER 31, 2009                       1,113       59,056          247          639      141,883      202,938        3,542       206,480

Profit for the year                                   -            -            -            -       28,177       28,177        1,980        30,157
Currency translation differences                      -            -            -           97            -           97            -            97
                                               --------     --------     --------     --------     --------     --------     --------      --------
TOTAL COMPREHENSIVE INCOME FOR THE YEAR                                                    736      170,060      231,212        5,522       236,734

Public offering                                     331       69,807            -            -            -       70,138            -        70,138
                                               --------     --------     --------     --------     --------     --------     --------      --------

BALANCE - DECEMBER 31, 2010                       1,444      128,863          247          736      170,060      301,350        5,522       306,872
                                               ========     ========     ========     ========     ========     ========     ========      ========

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------------------
                                                                     2 0 1 0      2 0 0 9       2 0 0 8      2 0 1 0 (*)
                                                                    --------      --------      --------      --------
                                                                                     NIS                     US DOLLARS
                                                                    ------------------------------------      --------
                                                                                      (IN THOUSANDS)
                                                                    --------------------------------------------------

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations                                     29,327        29,600         3,763         8,262
Adjustments to reconcile net income to net cash from continuing
  operating activities (Appendix)                                     (8,890)      (14,803)       11,790        (2,504)
                                                                    --------      --------      --------      --------

NET CASH FROM CONTINUING OPERATING ACTIVITIES                         20,437        14,797        15,553         5,758
                                                                    --------      --------      --------      --------

NET CASH FROM (USED IN) DISCONTINUED OPERATING ACTIVITIES                (21)        2,876         3,346            (6)
                                                                    --------      --------      --------      --------

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment                           (6,206)       (1,839)       (3,109)       (1,749)
Proceeds from sale of property plant and Equipment                       717           276           165           202
Additions to intangible assets                                             -             -          (300)            -
Additions to prepaid expenses, net                                    (1,077)       (1,086)       (1,579)         (303)
Long term deposit, net                                                    14            (7)          (44)            4
Proceeds from realization (purchase) of marketable securities,
  net                                                                (53,234)          663        16,714       (15,000)
Purchase of additional shares in subsidiary                                -        (2,314)       (9,250)            -
Disposal of subsidiary                                                     -         2,185             -             -
Purchase of subsidiaries                                                   -             -        (5,664)            -
                                                                    --------      --------      --------      --------

NET CASH USED IN CONTINUING INVESTING ACTIVITIES                     (59,786)       (2,122)       (3,067)      (16,846)
                                                                    --------      --------      --------      --------

NET CASH USED IN DISCONTINUED INVESTING ACTIVITIES                         -           (30)          (36)            -
                                                                    --------      --------      --------      --------

CASH FLOWS - FINANCING ACTIVITIES
Proceeds of Public offering, net                                      70,248             -             -        19,794
Deferred expenses related to Public Offering                               -          (110)            -             -
Short-term bank credit, net                                           (3,609)       (3,362)       (1,797)       (1,017)
Repayment of loans                                                    (1,016)       (1,601)       (1,369)         (286)
Proceeds of loans                                                      1,200           487         6,803           338
                                                                    --------      --------      --------      --------

NET CASH FROM (USED IN) CONTINUING  FINANCING ACTIVITIES              66,823        (4,586)        3,637        18,829
                                                                    --------      --------      --------      --------

NET CASH USED IN DISCONTINUED FINANCING ACTIVITIES                      (926)       (2,566)       (2,312)         (261)
                                                                    ========      ========      ========      ========

INCREASE IN CASH AND CASH EQUIVALENTS                                 26,527         8,369        17,121         7,474

CASH AND CASH EQUIVALENTS  AT THE BEGINNING OF THE FINANCIAL
  YEAR                                                                87,104        78,749        61,649        24,544

Net foreign exchange difference on cash and cash equivalents
  from discontinued activities                                             -           (14)          (21)            -
                                                                    --------      --------      --------      --------

CASH AND CASH EQUIVALENTS OF THE END OF THE FINANCIAL YEAR           113,631        87,104        78,749        32,018
                                                                    ========      ========      ========      ========

(*) Convenience Translation into U.S. Dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.
           APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM OPERATING ACTIVITIES

                                                                              YEAR ENDED DECEMBER 31,
                                                                --------------------------------------------------
                                                                2 0 1 0       2 0 0 9       2 0 0 8      2 0 1 0 (*)
                                                                --------      --------      --------      --------
                                                                                 NIS                     US DOLLARS
                                                                ------------------------------------      --------
                                                                                  (IN THOUSANDS)
                                                                --------------------------------------------------

Revaluation of loans from banks and others                           (11)           32           106            (3)
Deferred income taxes                                              1,343           739          (505)          378
Capital Gain on purchase of additional shares in subsidiary            -        (5,245)            -             -
Unrealized loss (gain) on marketable securities                   (3,300)       (2,652)        5,186          (930)
Depreciation and amortization                                      5,815         5,777         5,022         1,638
Capital gain on disposal of property
plant and equipment                                                  (47)          (85)          (85)          (13)
Employees benefit, net                                               237            50           545            67
Change in value of warrants to issue shares                            -            (5)       (1,035)            -

CHANGES IN ASSETS AND LIABILITIES:
Increase in trade receivables and other receivables               (8,470)       (7,196)       (4,665)       (2,385)
Decrease (Increase) in inventories                                 7,196       (10,986)       (3,789)        2,028
Decrease in long term receivables                                    760           103             -           214
Increase (Decrease) in trade and other payables, and other
current liabilities                                              (12,413)        4,665        11,010        (3,498)
                                                                --------      --------      --------      --------

                                                                  (8,890)      (14,803)       11,790        (2,504)
                                                                ========      ========      ========      ========

(*) Convenience Translation into U.S. Dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 NON-GAAP FINANCIALS MEASURES AND RECONCILIATION

                                               YEAR ENDED DECEMBER 31     YEAR ENDED DECEMBER 31
                                               ---------------------      ---------------------
                                               2 0 1 0      2 0 0 9       2 0 1 0       2 0 0 9
                                               --------     --------      --------     --------
                                                        NIS                   US DOLLARS (*)
                                               ---------------------      ---------------------
                                                                IN THOUSANDS
                                               ------------------------------------------------

GAAP Operating income                            33,568       33,172         9,458        9,347
Other income - capital gain - tender offer            -       (5,245)            -       (1,478)
                                               --------     --------      --------     --------

NON-GAAP OPERATING INCOME                        33,568       27,927         9,458        7,869
                                               --------     --------      --------     --------

GAAP Income before taxes on income               37,810       34,643        10,654        9,761
Other income - capital gain - tender offer            -       (5,245)            -       (1,478)
                                               --------     --------      --------     --------

NON-GAAP INCOME BEFORE TAXES ON INCOME           37,810       29,398        10,654        8,283
                                               --------     --------      --------     --------

GAAP Income from continuing operations           29,327       29,600         8,263        8,340
Other income - capital gain - tender offer            -       (5,245)            -       (1,478)
                                               --------     --------      --------     --------

NON-GAAP INCOME FROM CONTINUING OPERATIONS       29,327       24,355         8,263        6,862
                                               --------     --------      --------     --------

GAAP Net income                                  30,157       31,528         8,496        8,884
Other income - capital gain - tender offer            -       (5,245)            -       (1,478)
                                               --------     --------      --------     --------

NON-GAAP NET INCOME                              30,157       26,283         8,496        7,406
                                               --------     --------      --------     --------

 (*) Convenience translation into U.S. dollars.

This information is intended to be reviewed in conjunction with the Company's filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Baruch Shusel, CFO
(+972) 8-932-1000
baruch@willi-food.co.il

                                       ###

SOURCE: G. Willi-Food International Ltd.